FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 24, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 24, 2009 and incorporated by reference herein is the Registrant’s immediate report dated February 24, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 24, 2009

BLUEPHOENIX ANNOUNCES NEW CONTRACTS WITH TWO UNITED
KINGDOM FINANCIAL INSTITUTIONS VALUED AT OVER $1 MILLION

CARY, NC, February 24th, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy IT modernization solutions, today announced that it has signed contracts with two major financial institutions in the United Kingdom totaling in excess of $1 million. The projects, encompassing the supply of modernization services and software licenses, will complete in early 2010.

Both of these institutions are well-recognized, multinational financial services companies that provide mortgage, insurance and other banking services, and are repeat customers for BluePhoenix. Each turned to BluePhoenix to provide enhancements to their core business systems and for increased system capacity.

“We are gratified that our existing customers are experiencing the benefits of our solutions and are returning to us for additional modernization and expansion projects.” said Yaron Tchwella, CEO, BluePhoenix Solutions. “Repeat business such as this is a strong validation of our ability to deliver high value services; services that enable our customers to drive ever increasing levels of efficiency from their information technology resources. The core BluePhoenix value proposition – delivering enhanced functionality whilst reducing operational costs – is a message that is resonating well with the financial services sector and throughout our entire customer base.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Forward Looking Statement
Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact Varda Sagiv BluePhoenix Solutions +97299526100 vsagiv@bphx.com